

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2014

Via E-mail
Daniel J. Rice IV
Chief Executive Officer
Rice Midstream Partners LP
400 Woodcliff Drive
Canonsburg, Pennsylvania 15317

> **Re:** **Rice Midstream Partners LP**
> **Draft Registration Statement on Form S-1**
> **Submitted October 03, 2014**
> **CIK No. 0001620928**

Dear Mr. Rice:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your responses. The following are examples only of some of your competitive position assertions:

- "[You] believe that [y]our strategically located assets…," pages 1 and 88.

- "[A]mong the highest rate of return wells in North America…," page 2.

- "[t]he Marcellus Shale is widely viewed as a premier North American shale play due to its significant reserves of hydrocarbon resources, consistent and predictable geology, high well recoveries relative to drilling and completion costs and proximity to high-demand metropolitan markets in the northeastern United States," page 108.

- "The shallow depth of the Marcellus, its low permeability and expansive size have made it a top unconventional exploration target," page 109.

3. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to a report by Pennsylvania's Department of Environmental Protection on page 2 and the EIA on pages 104 to 110. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors.

4. Please revise your disclosure to ensure consistency throughout your filing. In this regard, we note your disclosure on page 3 that Rice Energy represented approximately "88% of our pro forma gathering volumes." However, your disclosure on page 8 states that "Rice Energy represented approximately 87% of [y]our gathering volumes."

5. We note your disclosure on page 8 that "[a]lthough [y]our relationship with Rice Energy provides [you] with a significant advantage in the midstream market, it also provides a source of penitential conflicts." Please also revise your disclosure to clarify that there are no assurances that you will benefit from your relationship with Rice Energy.

Prospectus Summary, page 1

6. Please separately identify and disclose the transactions that will occur in connection with the completion of this offering.

Our Relationship with Rice Energy, page 5

7. In describing the rights of first offer, please disclose the conflict of interest inherent in any such offer considering Rice Energy owns all of the membership interests in your general partner.

8. Please disclose in this section or in another subheading in the prospectus summary, the amount(s) that each of your general partner and Rice Energy will receive in conjunction with

this offering, including all cash distributions, any payment, compensation, or the value of any equity that the general partner, Rice Energy or the directors or executive officer of each received or will receive in connection with the offering.

Risk Factors, page 22

There is no existing market for our common units, page 46

9. Please expand the risk factor summary on your prospectus cover page to include a summary of this risk factor. Please refer to Section II.A.3.a of Securities Act Release 333-6900 (June 17, 1991).

Use of Proceeds, page 55

10. Please disclose the approximate amount intended to be used for each purpose. See Item 504 of Regulation S-K.

11. Please expand your description of the payment to Rice Energy characterized as a reimbursement of capital expenditures and distribution to clarify, if true, that the payment is reimbursement entirely for capital expenditures already incurred with respect to the Predecessor prior to the contribution to you or separately disclose that amount of the payment that represents a distribution in addition to the reimbursement for capital expenditures.

Dilution, page 57

12. Your table and related disclosures calculating dilution appear as if dilution will capture more than the change in pro forma net tangible book value arising from cash payments made by purchasers of the units being offered. The application of the net proceeds, including the reimbursement for capital expenditures and the distribution to Rice Energy, should be segregated from the cash payments made by the purchasers. Please revise your table to present a separate line for each item impacting the change in pro forma net tangible book value including the amount of the (decrease) increase in your pro forma net tangible book value per unit attributable to the cash payments made by purchasers of the units being offered.

13. Reference is made to footnote (2) on page 58. Please expand your disclosure to include a table showing the total consideration of Rice Energy is net of any reimbursements and distributions to Rice Energy.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013
and the Twelve Months Ended June 30, 2014, page 62

14. Please show us how you determined estimated expansion capital expenditures of $110.6
million for the twelve months ended June 30, 2014. Based on the capital expenditures
disclosed in your statements of cash flows for the various periods, the amount for the
twelve months ended June 30, 2014 appears to be approximately $87 million.

15. You disclose in footnote (3) that you will not have any indebtedness outstanding
following the offering; however, on page F-3 you disclose your ". . . entry into a new
$ revolving credit facility, and the borrowing of $ million concurrent with the closing
of the Offering." Please explain.

Estimated Cash Available for Distribution through December 31, 2015, page 64

16. Please disclose whether there are any events that have occurred or are expected to occur
during the period after the end of the historical pro forma period and beginning of the
projected pro forma period that would cause the omitted period to materially change the
results of the projected or historical period if such omitted period was included.

Results, Volumes and Fees, page 68

17. Please expand to disclose, if true, that your agreements contain no minimum volume
commitments.

Depreciation and Amortization Expense, page 71

18. We note the increase in depreciation and amortization expense for the year ending
December 31, 2015 is attributable to infrastructure built during 2013 and new
infrastructure constructed and to be constructed during 2015. Please explain your
assumptions with respect to 2014.

Capital Expenditures, page 71

19. Please expand your disclosure to provide insight into the "projects" for which you
anticipate expansion capital expenditures during the forecast period.

Management's Discussion and Analysis, page 88

Debt Agreements and Contractual Obligations, page 98

20. It appears you will be familiar with the terms of your new credit facility prior to the
closing of this offering. If true, upon learning the terms of your new credit facility, please
update to include the material terms of the agreement, including the financial covenants

you must satisfy prior to making cash distributions. In this regard, we note your statement in this section that "[y]our new revolving credit facility also is expected to contain covenants requiring [you] to maintain certain financial ratios."

Conflicts of Interest and Fiduciary Duties, page 142

21. Please revise your discussion here to specifically address the fact that your gathering agreements with your Sponsors reflect the vast majority of your historical and, at least for now, anticipated revenues. Specifically, your discussion of contracts between you and your general partner could be enhanced to specifically discuss the conflicts associated with the contracts that govern your major source of revenue, given that the Sponsors control your general partner.

The Partnership Agreement, page 151

22. Please provide the approximate estimated amount that you will incur as part of your partnership agreement. In this regard, we note your disclosure in this section that you will "reimburse [y]our general partner for all direct and indirect expenses it incurs or payments it makes on [y]our behalf and all other expenses allocable to [you] or otherwise incurred by [y]our general partner in connection with operating [y]our business. [Y]our partnership agreement does not set a limit on the amount of expenses."

Applicable Law, Forum, Venue and Jurisdiction, page 153

23. Please tell us what consideration you have given to including risk factor disclosure about the impact of the exclusive forum provision on investors.

Financial Statements, page F-1

Pro Forma Statements of Operation, page F-4 and F-5

24. We note you intend to enter into a new revolving credit facility and have included adjustment (i) to reflect payment of financing costs from the offering proceeds related to this new revolving credit facility. Please explain to us whether the adjustment for financing costs includes origination and commitment fees and whether an adjustment for additional interest expense related to any borrowings will be provided once the terms are finalized. Your response should inform us of any firm commitments for financing that specify the amount and terms of the facility or when you expect these amounts and terms will be specified in an agreement prior to your request for effectiveness. Once you determine the amount of the adjustment, please show us in detail how you calculated the amount and disclose the interest rate utilized for any borrowings.

25. We note adjustment (e) reflects the elimination of interest expense related to capital expenditures by the Predecessor. Please explain and support your basis for this adjustment.

26. Please quantify and disclose that portion of the cash distribution representing reimbursement for capital expenditures in adjustment (j).

Pro Forma Net Income Per Limited Partner Unit, page F-8

27. We note your table on page F-9 will provide June 30, 2014 pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the distribution to Rice Energy. Please tell us if you intend to also present December 31, 2013 pro forma per share data and if not please explain why. Refer to SAB Topic 1B.3.

Rice Midstream Partners Predecessor Audited Annual Financial Statements, Page F-11

Statement of Cash Flows, page F-13.

28. Please explain why capital expenditures of $43.3 million for the year ended December 31, 2013 is not consistent with the disclosure on page 90 indicating capital expenditures were $86.9 million. Similarly address the inconsistency in the interim statement of cash flows.

2. Summary of Significant Accounting Policies, page F-16

Property and Equipment, page F-16

29. Please revise to show the major classes of depreciable assets included within Property and Equipment distinguishing between, for example gathering and compression and assets under construction. Refer to ASC 360-10-50.

30. Please explain in detail how you determined a 60 year useful life was appropriate for your gathering pipelines and compressor stations. Please ensure your response addresses the extent to which such useful life estimate considered the length of time over which natural gas volumes from completed wells will decline and your secured dedications from Rice Energy under the 15-year contract. In this regard, we note your risk factor discloses, for example, you have no control over producers' level of development or the rate at which production from a well declines.

Rice Midstream Partners Predecessor Unaudited Interim Financial Statements, Page F-20

Balance Sheets, page F-20

31. We note that as part of your use of the net proceeds from this offering you intend to make a distribution to Rice Energy. Please explain to us what consideration you gave to providing a pro forma balance sheet alongside your latest historical balance sheet reflecting the distribution accrual (but not giving effect to the full offering proceeds) giving effect to the number of shares whose proceeds would be necessary to pay the distribution. We also note you intend to use a portion of the net proceeds of this offering to reimburse Rice Energy for capital expenditures. If the reimbursement or a portion thereof is for capital expenditures to be incurred, please also tell us your consideration of reflecting that portion as part of the distribution accrual in the pro forma balance sheet as well. Reference is made to SAB Topic 1B.3.

Property and Equipment, page F-26

32. Please provide us with an analysis detailing the increase in property and equipment.

4. Acquisitions, page F-26

33. We note Rice Energy's total cash and common stock consideration for the remaining 50% interest in Alpha Shale of $322 million of which a preliminary valuation resulted in an allocation of $23.6 million to midstream assets. Please expand your disclosure to explain why the purchase price allocation for this acquisition has not been completed. Refer to ASC 805-10-50. Further, please clarify the financial statement line items impacted in these financial statements by the purchase.

34. We noted $48.9 million of intangible assets was recorded related to customer contracts in connection with the Momentum Acquisition. Please disclose the estimated useful lives of intangible assets and explain to us the pertinent factors you considered in estimating the useful life. Refer to ASC 350-30-50 and ASC 350-30-35.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Doug E. McWilliams, Esq.
Vinson & Elkins LLP